Ballard Power Systems Inc

News Release

Ballard Reports First Quarter 2013 Results

For Immediate Release – April 29, 2013

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) today announced its consolidated financial results for the first quarter ended March 31, 2013. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

John Sheridan, President and CEO said, “Q1 results reflect a positive start to the year for Ballard, with a markedly stronger balance sheet and improvements in all key financial performance metrics. With revenue growth of 22%, in tandem with a 3-point increase in gross margin and 10% reduction in cash operating costs, Adjusted EBITDA improved 27%. Further, these improving trends are expected to strengthen starting in Q2, with the beginning of the full ‘run rate’ impact of the multi-year VW engineering services contract. As such, Ballard has confirmed full year guidance for revenue growth in excess of 30% and improvement in Adjusted EBTIDA in excess of 50%.”

Background

With the January 31, 2013 sale of the non-core Material Products division, comparisons made below to 2012 are on a continuing operations basis, excluding the Material Products division, consistent with IFRS accounting principles.

First Quarter 2013 Highlights

Growth (all comparisons to Q1 2012 unless otherwise noted)
Total revenue of $12.3 million, an increase of 22%.
Gross margin of 24%, an improvement of 3-points.
12-month rolling order book of $44.3 million.

Commercial Stage Markets
Telecom Backup Power
Revenue of $6.4 million, an increase of 444%. The revenue increase was driven by higher system shipments of 287, up from 28.
Recent progress:
Shipped the 500th methanol-fuelled system, following addition of this product to the ElectraGenTM portfolio in August 2012.
Achieved a record production level of methanol-fuelled systems at the Company’s plant in Tijuana, Mexico.
Investment of $2 million made by Azure of Beijing, China in Dantherm Power, Ballard’s backup power system subsidiary, for a 10% ownership position.

Material Handling
Revenue of $0.9 million, a decrease of 27%.
Recent progress:
Plug Power GenDriveTM system shipments made in the quarter to customers including Lowe’s and Sysco.
Plug Power announced an order for 65 GenDriveTM systems from new customer Ace Hardware.
Engineering Services
Revenue of $2.6 million, a decrease of 22%.
Recent progress:
Continued contract work with AFCC and Mercedes-Benz Fuel Cells.
Signed a long-term contract with Volkswagen AG, with an expected value in the range of C$60-100 million.
Q1 results reflected only a nominal amount of start-up activity related to the Volkswagen AG contract, signed on March 6. The full ‘run rate’ impact of the VW Program is expected beginning with Q2 results.

Development Stage Markets (Bus & Distributed Generation)
Revenue of $2.4 million, a decrease of 44%.
Recent progress:
Shipped three fuel cell bus modules, two to Van Hool in Europe and one to CTTransit in Hartford, CT.
Announced agreement for 8 additional fuel cell bus modules to Van Hool in 2013 for commissioning of fuel cell buses to be used in European public transit service. This will bring the total number of Van Hool European fuel cell buses to 22.
Announced C$2 million in funding from Sustainable Development Technology Canada (SDTC) for a one-year extension to a fuel cell bus module development project aimed at furthering commercialization.
Announced the sale of 175 kilowatt distributed generation systems to Blue Lake Rancheria in Humboldt County, CA and to Azure in China.

Path to Profitability (all comparisons to Q1 2012 unless otherwise noted)
Gross margin of 24%, on track with expectations and an improvement of 3-points.
Cash operating costs1 of $8.2 million, an improvement of 10%. Cash operating costs were negatively impacted by one-time legal and other transactional expenses and timing issues related to government funded programs.
Adjusted EBITDA2 of ($4.6) million, an improvement of 27%, which was negatively impacted by the cost items noted above.
Net income of ($7.9) million or ($0.09) per share, improvements of 8% and 16%, respectively.
Cash used by operating activities of $7.0 million, an improvement of 54%, primarily due to lower working capital requirements.
Cash reserves of $32.3 million or $27.5 million net of $4.8 million outstanding on the Company’s bank operating line. Cash reserves were fortified through several transactions:
Sale of the non-core Material Products division in Lowell, MA for up to $12 million;
Equity financing, with gross proceeds of $8 million; and
Strategic investment of $4 million by Anglo American Platinum.

2013 Business Outlook

The Company has confirmed its full year guidance for:
Revenue growth in excess of 30%; and
Adjusted EBITDA improvement in excess of 50%.

First Quarter 2013 Financial Highlights

(Millions of U.S. dollars)	Three months ended March 31,
	2013	2012	% Improvement
-
GROWTH
Fuel Cell Product & Service Revenue:
Telecom Backup Power	$6.4	$1.2	444%
Material Handling	$0.9	$1.2	-27%
Engineering Services	$2.6	$3.4	-22%
Other (Bus & Distributed Generation)	$2.4	$4.3	-44%

Total Fuel Cell Product & Service Revenue	$12.3	$10.1	22%

12 Month Rolling Order Book	$44.3	$27.6

PROFITABILITY
Gross Margin	24%	21%	3-pts

Cash Operating Costs1	$8.2	$9.2	10%

Adjusted EBITDA1	($4.6)	($6.4)	27%

Net Income (Loss)	($7.9)	($8.7)	8%

Earnings Per Share	($0.09)	($0.10)	16%

Normalized Net Loss1	($6.7)	($8.7)	22%

Normalized Net Loss per share1	($0.07)	($0.10)	30%

CASH
Cash Used by Operating Activities:
Cash Operating Income (Loss)	($6.2)	($6.4)	3%
Working Capital Changes	($0.8)	($8.6)	91%

Cash Used By Operating Activities	($7.0)	($15.1)	54%

Cash Reserves	$32.3	$36.5

Cash Reserves, Net of Operating Line	$27.5	$27.1

For a more detailed discussion of Ballard Power Systems’ first quarter 2013 results, please see the company’s financial statements and management’s discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Wednesday, April 30, 2013 at 8:00 a.m. PDT (11:00 a.m. EDT) to review its first quarter 2013 operating results. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio and slide webcast can be accessed through a link on Ballard’s homepage (www.ballard.com) or through the following link http://services.choruscall.ca/links/ballard130430.html. Following the call, the audio webcast will be archived in the Quarterly Results area of the Investor section of Ballard’s website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning projected revenue growth, product shipments, gross margin, Adjusted EBITDA, cash operating expenses and product sales. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard’s most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard’s actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Further Information
Guy McAree +1.604.412.7919, investors@ballard.com or media@ballard.com

Endnote:
1 Cash Operating Costs measures operating expenses excluding stock based compensation expense, depreciation and amortization, restructuring charges, acquisition costs and financing charges. EBITDA measures net loss attributable to Ballard Power Systems Inc. excluding finance expense, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock based compensation expense, transactional gains and losses, asset impairment charges, finance and other income and acquisition costs. Normalized Net Loss measures net loss attributable to Ballard from continuing operations, excluding transactional gains and losses and asset impairment charges.

Note that Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss, are non GAAP measures. Non GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss assist investors in assessing Ballard’s operating performance and liquidity. These measures should be used in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss to the Consolidated Financial Statements, please refer to Ballard’s Management’s Discussion & Analysis.